EXHIBIT 99.1

GLG Life Tech Corporation Announces AN0C Business Update: 27 Million Bottles Sold in First Three Months in China

VANCOUVER, British Columbia, July 27, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, announces its report on the AN0C™ business progress after approximately three months of its first launch of products in Chinese market. This business update will review all aspects of AN0C's development and progress.

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C, comments on the progress to date of AN0C, "AN0C's business development has taken an extraordinary effort by the Management Team. Over the past few months they have set-up the Company in all critical areas including sales, marketing, product development and formulation, production management, procurement, logistics, government relations, human resources and all other critical support functions. To falter on any of these areas would have jeopardized AN0C's rapid business development. With the initial three months of sales for its RTD Tea products reaching approximately 27 million bottles sold, we feel confident that the all-natural sweetened zero calorie products have been well received in the marketplace and we are ready to launch the next series of all naturally sweetened zero calorie products. The June sales figures alone, equate to an annual business of approximately USD 40 million in sales. This early result confirms the extensive market research that we conducted prior to launching AN0C products.

We have built a sustainable infrastructure with which we will launch a series of new, naturally sweetened zero calorie products to the Chinese market in 2011 and beyond. We are the only nationally distributed brand in China with all naturally sweetened zero calorie products and with the upcoming product launches over the following weeks and months we expect to retain and expand this position. Our success has attracted a lot of attention from both Chinese consumers and multinational beverage and food industry players who now see the potential for all naturally sweetened zero calorie products. We have a number of competitive advantages that include the high quality of our stevia extracts, proprietary formulations, an expanding product portfolio, ongoing government support within China, and an experienced team of senior management committed to AN0C's continued success.

I am truly excited about the upcoming product launches we have planned that will take our original business plan from 12 SKU's in two beverage categories to 32 SKU's in six major beverage categories. This alone will expand our addressable markets from USD 6 Billion to approximately USD 21 Billion. I would like to express my gratitude for the support we have received from the Chinese government in helping us with the rapid development of our AN0C business venture.  We are true partners in the development of this business, which is not only good for GLG shareholders but also brings prosperity to local farmers in China and provides healthy alternatives that will help combat obesity and diabetes for consumers in China."

Management's key objective for AN0C has been to develop the number one brand in China for naturally sweetened zero calorie beverages and foods. Management expects this objective to fuel sustained revenue growth in 2011 and into the future. We have identified critical success factors that we needed to implement over the past several months in order to rapidly develop the AN0C business with a solid foundation for a sustainable market success in China.

  Formulation and taste – AN0C's product must be as good if not better than leading sugar or artificial sweetened products to attract and retain consumers.
  Significant National distribution including national (KA) accounts and retail stores from an excellent penetration we built through our first product launch.
  12 Regional sales offices and a large group of experienced sales professionals
  Strong marketing team – This team offers highly professional advertising and promotion support of AN0C products.
  High quality control – We cannot afford to have any issues with our products.
  OEM partnerships  –  For production of our quality products we ensured that we had the right partners in place with the highest manufacturing and quality standards.
  Strong support teams – We have put in place the right Human Resources, Legal, Finance, Internal Audit and Control teams.
  Strong logistics and procurement teams.
  Strong government relations – These have been established to manage the approximately 10 key government departments in each city and permitting across 300 cities in China to ensure AN0C is operating in full nationwide compliance.
  Health experts committee – We have enlisted support consisting of leading authorities in their health field to provide us with key advisory roles for AN0C, its products and business development.
  Develop the right corporate culture –  Build one that is both action oriented for rapid business development but that understands the social responsibility aspects of our AN0C business around helping local farmers and by providing Chinese consumers healthier beverages and foods to help combat obesity and diabetes.

Progress Date on Critical Success Factors

Overall, the AN0C business has performed very well in a little over 6 months since we announced the JV and launched our first products at the end of March. This update will review all main aspects of our venture's progress to date. Management's view is that AN0C has achieved a number of firsts in China including the set-up of its national distribution within 6 months, its rollout of all naturally sweetened zero calorie products and the achievement of sales of approximately 27 million bottles within a short period of time (3 months).

Great tasting products – AN0C is the only company in China with a national zero calorie naturally sweetened product. Our JV Partner, CAHFC, spent over two years developing the beverage and food formulations which we are working with today. Our AN0C Vice President of Formulation has been working with these baseline formulations, refining them to deliver the great tasting zero calorie ready-to-drink (RTD) teas that AN0C has already launched. It should be noted that for one of our RTD teas, over 500 formulations were tested before the final recipe was signed off.   Working with stevia as a sweetener has proven to be a challenge to many companies globally. We are pleased to report that our formulations have addressed many of the common issues around aftertaste that has hampered others in the development of stevia sweetened products.

Consumer reaction to AN0C products – AN0C has received very positive feedback to its RTD teas in the market research conducted prior to launch and post launch of its six original products. During the pre-launch, the market research showed a 70% interest in a zero calorie naturally sweetened product and a 50% intention to purchase. We have seen strong indications of our first products success. It has shown that approximately 90% of the purchases are for our three zero calorie SKU's. As a result, the AN0C team decided to capitalize on the consumers' interest and demand for the naturally sweetened zero calorie RTD teas and will discontinue the low calorie version.   Consumers clearly indicated that they preferred the zero calorie products above the low-calorie option. Consequently, the product-line expansion strategy will change and we will only be pursuing our consumer beverage products that are naturally sweetened with zero calories.

Sales and re-ordering by our customers to date  – A review of our sales orders to date, after approximately three months of sales from our 400 Tier I distributors, indicates that 75% of our distributors have initiated repeat orders (second or more) and 25% of our distributors are still on their first order. Of the 75% of distributors who are repeat ordering, 60% have placed their second order, 20% are on their third order, 13% are on their fourth order and 7% are on their fifth order. AN0C Management sees this as clear support of the success of the AN0C ready-to-drink (RTD) Tea within China and that the zero calorie naturally sweetened product concept is one that we plan to capitalize on over the next few months across a number of major beverage categories.

Product category expansion in 2011 – Previous formulation development by our partner CAHFC has allowed AN0C to accelerate into a number of product categories that we are planning to launch in 2011. Originally, we had planned 12 SKU's for two beverage categories, but today we are announcing a total of 32 SKU's that will be launched in 2011, across six traditional beverage categories and in two in the functional beverage category (anti-aging, detoxification). The following table provides a summary of the key beverage categories that AN0C plans to launch in 2011, along with the planned SKU's and the approximate market size of each:

	RTD Teas	Vitamin Enriched Waters	Carbonated Soft Drinks	Juice Milk	Herbal Drink	Children's Drinks	Functional (Health) Beverage & Foods	Total
Market Size (USD)	$5.3 Billion	$0.6 Billion	$6.5 Billion	$3.1 Billion	$2.8 Billion	$2.9 Billion	N/A	>$21 Billion
Original Planned SKU's	6	6						12
Revised Planned SKU's	3	6	6	3	1	9	4	32

AN0C has increased the market potential for its products in 2011 and in the future by planning to roll out naturally sweetened zero calorie products across six major categories in the mainstream and functional health beverage markets. The size of these combined markets is estimated to be in excess of $21 billion compared to approximately $6 billion with AN0C's original product rollout strategy. AN0C announced on July 20th that it had finalized the formulation of its vitamin enriched waters and production of the products had commenced. We expect sales to begin in the second week of August. We are expecting to launch all of the other mainstream categories before September 30th, 2011. We also expect our functional beverage line of products to reach the marketplace on or before October 31st, 2011.    The Chinese government is introducing new regulations for public schools that are expected to encourage lower calorie/reduced sugar products to be sold into schools in order to deal with the growing problem of childhood obesity the country is experiencing. The timing of this regulation and the launch of our fruit milk drinks for children is expected to result in a win-win opportunity for the company. These new products will further establish the Dr. Zhang AN0C brand as the market leader giving us a clear first mover advantage in China for our high quality, great tasting naturally sweetened zero calorie products.

National Distribution Including KA Channel and Retail Stores Progress

Distributor's progress – Early on, the AN0C management decided to secure the leading brand in China for all naturally sweetened zero calorie products. National distribution for these products was a fundamental requirement that needed to be achieved as quickly as possible. We are pleased to report today that Phase One of AN0C's national distribution strategy has been achieved. The key elements of this strategy are to focus on our Tier I distributors who service both the National (KA) Channel and other stores (regional or local stores), and growing our own regional sales and marketing office support structure.

The points-of-sale for consumer products in China can be categorized into two main types: modern and traditional. Modern outlets represent the nation-wide hypermarkets, supermarkets and chain convenience stores, while traditional outlets capture everything else from roadside iceboxes and kiosks to independent "mom and pop" corner stores. Overall, approximately 80% of beverage purchases are made in the traditional outlets.   In the more modernized urban centers, like Shanghai, there is a growing trend (40%) towards buying beverages from the modern outlets.

Beverage purchases in China tend to be spontaneous. Many beverage purchase decisions are made as consumers walk by a kiosk or store and see the drink, or feel thirsty and are looking for whatever is closest to hand. This behavior leads to the plethora of portable iceboxes and drink stands that pop up along sidewalks and at popular gathering places or tourist spots. It is also common to see storefronts which are unrelated to food sales, such as clothing or shoe stores, have a standalone drinks refrigerator placed strategically where they can be easily seen by passing foot traffic.

Business can also be brisk for kiosks that are set up outside hypermarkets and supermarkets. Although the price may be a little cheaper inside the hypermarkets, many consumers will still choose to pay the higher price at the kiosk for the sake of convenience (due to the crowds in the hypermarkets, it takes some time to walk in, find the drinks section, pay for the drink, and walk out) . In general, consumers in China are not in the habit of stocking up on RTD beverages by the case.

On May 16th, we announced that AN0C had 300 Tier I distributors servicing 20,000 store locations (including KA Channel and retail stores).

On June 10th, we announced that AN0C had 400 Tier I distributors servicing 65,000 store locations.

The AN0C management, as of July 20th, announced it had increased the total number of store locations serviced by its distributors by 15% to approximately 75,000 locations, in just one month since the previous June announcement.

AN0C Management has reviewed and replaced lower performing Tier I distributors with higher performing distributors so the total Tier I distributors remained stable at 400. Our network of distributors will be fully leveraged to sell our new products as well as RTD Teas and Vitamin enriched waters. The response by our distributors to our zero calorie naturally sweetened RTD products and future product launches has been very positive and they have expressed a strong interest in carrying all future AN0C products.

Regional sales and marketing offices – Another key success factor for AN0C has been the sales and marketing support provides our distributors and retailers.  On March 24, 2011 we announced that twelve regional AN0C offices responsible for marketing, National (KA) Channel sales and distribution would be established. This is our Tier I sales and marketing support. During the next three months, we established an additional 51 Tier II sales and marketing offices within those same thirteen sales regions and at the same time created 125 Tier III sales and marketing offices (major urban areas).  To date we have hired 1,250 full time sales and marketing staff to work with our distributors and retailers to promote AN0C's products and service for our distributors.  This was a key infrastructure development to help promote sales of AN0C products. It will also be leveraged for all the additional AN0C additional products that are planned to be launched in 2011 and beyond.

Advertising and Promotion Progress

On March 17th, we announced that AN0C launched the first national advertising campaign in China in support of the AN0C brand introduction and the premiere of six new products. AN0C's first advertising campaign was on CCTV, China's national TV station.   The time slots for the AN0C commercials were aired during prime-time, immediately after the national news from 7:00 to 7:30 pm. This national coverage proved to be the best advertising opportunity available to promote both the new AN0C company brand as well as its new line of branded products. There are only fourteen slots available during this peak viewing time and it is very difficult to secure an ad spot, given the high viewership, but GLG was successful in securing the time slot.   The average rating of the national news is estimated at 22%, which is the highest rating among all of the daily programs on CCTV. The opportunity to advertise on CCTV was determined by AN0C marketing executives to be the best choice to build both the company and product brand and to stimulate the initial consumer demand for the AN0C products. We have continued to use television advertising as a successful tactic to increase our sales, with June being the most successful demonstration of the power of TV advertising and the positive impact it had on our sales. The focus on the AN0C brand from an overall brand concept perspective, rather than on a product basis, means that we are able to leverage brand recognition across all our new products that we plan to launch in 2011. Consumers are becoming aware that AN0C stands for a line of "naturally sweetened, zero calorie" beverage products that are better for you. Moving forward, we will leverage the current AN0C marketing investments for the new products to be introduced under the same AN0C umbrella, and continue to build equity for the brand.

AN0C recently announced that it will be the exclusive sponsor to the China National Olympic swimming team with its RTD Tea products. We see this as an excellent opportunity to promote the AN0C brand as a healthy alternative for the Chinese consumer.

AN0C promotional activities have also commenced with universities and higher learning schools to help educate young people in healthier alternatives to control calories. Marketing messages include taglines like "want sweet not fat". Marketing and promotional messages also highlight AN0C's stevia based sweetener as being "all-natural" and not artificial, a preference that many Chinese consumers would prefer if given the healthier choice.

Government Support

As previously disclosed, the AN0C business has been developed with the full support of the local Xiaogang government, the Anhui Provincial government and the Central government. This in part is because Xiaogang's rural development is a key agricultural development project supported at all levels of Government in China. Stevia is the crop around which value-added has been developed. This agricultural project creates value for local farmers, creates higher paying regional factory jobs by and other work opportunities especially with the AN0C products having a national market in China. We have worked closely with the Chuzhou City Government and the Fengyang County Government to develop the AN0C business, which has become a role model for how a rural agriculturally based economy can build a value added industry around an agriculture crop like stevia. The recognition we receive comes from the government's acknowledgement of our creation of jobs in the Xiaogang region and from the health benefit of helping bring healthier food and beverages to the Chinese consumer. Not only does AN0C's business meet the government's objective of improving the living standards of local farmers who grow stevia but it also addresses the important health issues facing the Nation – obesity and diabetes. Given the strategic importance of AN0C's business to the Government's Xiaogang project, our business has received and continues to receive support throughout our development over the past 6 months.

AN0C has received assistance in the recruitment of national distributors such as Walmart, Carrefour, Metro and Tesco as well as assistance is securing the number one OEM bottler in China – The Hon Chuan Group. AN0C has also received assistance in securing the best national advertising slots, assistance for the approval of its products and through media coverage. GLG was profiled in a nationally televised CCTV documentary series about the Xiaogang story in the past few months. This media coverage has been invaluable in helping broadcast the GLG name across China and positioned the company as a leading international business that has come to the aid of Xiaogang and played a valuable role in helping develop their rural economy and taking it to the next level in wealth and job creation.

On June 28th we announced a key agreement had been signed between GLG and its AN0C joint venture with the Fengyang County Government and the Chuzhou City Government of Anhui province that will help strengthen its consumer products business in China. Under this agreement, GLG and its AN0C subsidiary agreed to register its headquarters in the Xiaogang Village in Fengyang County, the birthplace of the China agriculture reform, and to set up its marketing and sales operation center in Shanghai. In return, the Fengyang government agreed to give the AN0C business nationwide preferred tax treatment through its headquarters and the Fengyang government and the Chuzhou City Government also agreed to proactively assist GLG's AN0C joint venture to obtain an RMB one billion credit line with interest rates discounted against market rates from China financial institutions.

The combination of the tax incentives and line of credit support from the governments of Chuzhou and Fengyang are clear indicators that AN0C is a preferred supporter of important policies in China. The line of credit is expected to provide all foreseen financing requirements for the AN0C planned expansion in China within the next two years of our operation.

Media Support

The Government's concern over the growing problems of obesity and diabetes in China has resulted in media coverage over the past several months regarding the dangers of consuming too much sugar. These articles are all supporting the government's consumer education to help its citizens realize the importance of controlling their sugar intake. We have also received additional major media coverage regarding our corporate social responsibility (CSR) and the development of our local agriculture and training programs for young local farmers to our AN0C workforce that helps prevent them from leaving their families to locate work in distant major cities.

Government Focus on Childhood Obesity

During the 2009-2010 academic year in Beijing, 20.3% of all primary and secondary school students were diagnosed to be obese. Within their respective groupings, 24.4% of all boy students were obese where as 15.8% of all girl students were considered obese. Separating out the primary and secondary students, 20.7% of primary students were considered obese, whereas 19.8% of secondary school students were deemed to be obese. The overall trend of childhood obesity has increased significantly in the past few years.

On July 20th, 2011, the Beijing News reported that the Beijing Municipal Health Bureau announced a five-year primary and secondary school prevention plan targeting childhood obesity. Under the plan, it is expected that within 5 years, 80% of primary and secondary schools will have established an intervention system that targets obese children and initiate an early prevention program of "adult" obesity diseases. Both school food and beverages will be monitored at least twice a year.   The plan will begin with primary and secondary schools in Beijing with the goal to establish "student obesity intervention tactics". Government statistics show that currently there is on average one in five students of Beijing primary and secondary school that is over-weight.   At the same time, Beijing proposed that primary and secondary schools should start the early prevention to avoid "adult diseases". An official said, all students who face "high risk" of adult diseases, such as hypertension, high blood sugar, etc., will be created a health record in five-year. School doctors or health teachers will be responsible for monthly blood pressure readings for overweight students with high blood pressure and obesity issues. The Capital Municipal Health Bureau said that in five years more than 90% of primary and secondary schools students will meet the "National Students Health Standard".

The government's focus on childhood obesity and the monitoring of school food and beverages makes AN0C's planned launch of its naturally sweetened zero calorie drinks for children an excellent solution for these school food programs and can help to ensure that the primary and secondary school system is compliant with the planned regulations.

Product volume sales to June 30th – In the approximately three months of sales activity (end of March through June 30th) AN0C has sold approximately 27 million bottles of its (RTD) Teas.   Our largest volume sold was in the month of June with 12.6 million bottles of RTD Tea.   June proved to be landmark month demonstrating AN0C's growing success being the first month since our March launch with all of the following sales enablers in place:

a) OEM manufacture capacity in place to handle volume

b) Distribution outlets increased from 20,000 to 65,000 by this time.

c) Sales support was in place (51 Branch Sales Offices & over 1,250 sales and marketing professional in place supporting sales with our Distributors)

d) Increased Advertising levels

With all the necessary components in place, AN0C sold 12.6 million bottles of its RTD teas. This is worth approximately $40 million in product sales on an annualized basis. This sales milestone has given AN0C management the data and confidence that their all natural sweetened zero calorie products are being well received in the Chinese marketplace. Based on 2010 average monthly sales data (Euromonitor, 2010) for China's top competitors within in the RTD tea category, AN0C's June sales would place it within the top 12 national competitors in this category.  This is a significant achievement within a three month period of product launch and demonstrates our confidence in rolling out additional zero calorie products in the marketplace.

The introduction of additional products will now be launched to capitalize on this opportunity and in so doing, put us in a leadership position in the market for this category. AN0C's President, Katzu Cheng who pioneered the sugar sweetened ready to drink market 10 years ago in China, sees the naturally sweetened zero calorie product opportunity as a similar stage growth opportunity as the sugar sweetened RTD Tea market was in 2001 when it first started to be sold in China. Today the RTD Tea market is estimated at USD 5.3 Billion.

Although to Management's knowledge, AN0C's performance is the fastest growth achieved by a new entrant in China's RTD beverage market, we were unable to achieve our original expectation of bottles sold by June 30th. A series of factors contributed to a delay in the number bottles sold, none of which change Management's expectations for the AN0C business for 2011 and beyond. The three major factors that impacted our sales through June 30th were as follows:

  Insufficient product supply from our OEM Bottler – This issue was present earlier in the second quarter and has since been resolved.
  Competition in RTD Tea marketplace – Competition did react to the success of AN0C's products causing some issues with our distributors as well as more aggressive advertising.   AN0C has a differentiated product and the consumers are buying it so without a comparable offering the competition has yet to react with a nationally available zero calorie sweetened product.
  Weather – The summer has not been as hot in China as usual and industry wide sales of RTD teas and other beverages that usually sell well during the hot weather were also impacted.

New Bottle for AN0C RTD Tea

AN0C is in the process of re-introducing its RTD Teas in a new custom branded bottle. This was a decision to better differentiate AN0C's product from other competitors products and is expected to lead to higher levels of sales than we have achieved to date. At the same time, due to the overwhelming preference of zero calorie RTD AN0C products over its low calorie products, AN0C management has made the decision to keep only the zero calorie SKU's. In the month of July, we will be reducing our sales campaigns to our distributor channel in order to clear out any remaining inventory of existing AN0C bottles. We expect to return to increased sales levels in August when the transition of the new bottle is complete.

Focus on Improving Product Margins

AN0C Management has a program of continuous improvement on its product costs and has already acted on two of these:

i. Working with OEM manufacturers to focus on cost reduction on bottling costs.

ii. Achieved a 5% cost reduction through formulation refinements.

Outlook for AN0C Business

With the success of our RTD tea products following only three months of sales, we will be rolling out 32 SKU's across six major beverage categories plus functional (health) products. We will be expanding the addressable markets that we originally planned to enter with 12 SKU's with an estimated market value of $6 Billion to 32 SKU's with an estimated market value of over $21 Billion. Management expects to see increased sales of our RTD products in the remaining two quarters of 2011 and expects our new product launches will perform as well as our RTD teas have, to date. Management also expects that the revenue opportunity to still be in the original range that we communicated in January of 2011 ($70 to $100 million). We will provide further information on the AN0C business outlook when we publish our second quarter financials on August 15th.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com